GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

05011546

SEC MAIL PROCESSING
RECEIVED
SEP 29 2005
WASH, D.C. 185 SECTION

13 September 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Dear Sirs,

GKN plc - Major interests in shares

For your information I enclose a copy of the above announcement.

Yours faithfully,

S DeRitter

Sandie De Ritter

Enc

PROCESSED
SEP 30 2005
THOMSON
FINANCIAL

dw 9/30

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of *listed company* GKN PLC	**2.** Name of shareholder with a major interest LEGAL & GENERAL INVESTMENT MANAGEMENT
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 SHAREHOLDER NAMED IN 2.	**4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them HSBC GLOBAL CUSTODY NOMINEE (UK) LTD

5. Number of *shares*/amount of stock acquired N/A	**6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) N/A	**7.** Number of *shares*/amount of stock disposed NOT KNOWN	**8.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) NOT KNOWN

9. *Class* of *security* ORDINARY SHARES OF 50P EACH	**10.** Date of transaction NOT KNOWN	**11.** Date *listed company* informed 12TH SEPTEMBER 2005

12. Total holding following this notification 28,322,707	**13.** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 3.94%
14. Any additional information DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 4% LEVEL	**15.** Name of contact and telephone number for queries CHRISTOPHER WINTERS – 01527 533383

16. Name and signature of duly authorised officer of the *listed company* responsible for making this Notification

CHRISTOPHER WINTERS
SENIOR SECRETARIAL ASSISTANT

Date of notification : 13TH SEPTEMBER 2005